Rule 12g3-2(b) File No. 82-34680

PAUL, WEISS, RIFKIND, WHARTON & GARRISON

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

62, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS, FRANCE
TELEPHONE (33 1) 53 43 14 14
FACSIMILE (33 1) 53 43 00 23

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

2918 CHINA WORLD TOWER II
NO. 1 JIANGUOMENWAI DAJIE
BEIJING, 100004
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 6505-6822
FACSIMILE (86-10) 6505-6830

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

WRITER'S DIRECT DIAL NUMBER
212-373-3387
WRITER'S DIRECT FACSIMILE
212-373-2380
WRITER'S DIRECT E-MAIL ADDRESS
esmith@paulweiss.com

02055081

September 20, 2002

By U.S. Mail

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680 Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

dlw 9/30

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith, please find a copy of the following document:

1. Press Release dated September 20, 2002 [English Translation].

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (212) 373-3387, fax: (212) 492-0387).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed self-addressed, stamped envelope.

Very truly yours,

Eric J. Smith

ENCLOSURE

Rule 12g3-2(b) File No. 82-34680

PAUL, WEISS, RIFKIND, WHARTON & GARRISON

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

62, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS, FRANCE
TELEPHONE (33 1) 53 43 14 14
FACSIMILE (33 1) 53 43 00 23

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

2918 CHINA WORLD TOWER II
NO 1 JIANGUOMENWAI DAJIE
BEIJING, 100004
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 6505-6822
FACSIMILE (86-10) 6505-6830

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

WRITER'S DIRECT DIAL NUMBER

212-373-3387

WRITER'S DIRECT FACSIMILE

212-373-2380

WRITER'S DIRECT E-MAIL ADDRESS

esmith@paulweiss.com

September 20, 2002

By U.S. Mail

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680 Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith, please find a copy of the following document:

1. Press Release dated September 20, 2002 [English Translation].

Doc#: NY6: 315364_1